Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

February 2, 2012

Mr. Joel Parker
Accounting Branch Chief
Securities and Exchange Commission
Washington D.C. 20549

Re: Kemper Corporation (formerly Unitrin, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 3, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 2, 2011
File No. 001-18298
Dear Mr. Parker:
Kemper Corporation (the “Company”) has reviewed your letter dated January 19, 2012, regarding the Commission’s review of the above mentioned filings. This letter is in response to that letter and yesterday’s discussion with Mr. Mark Brunhofer, Staff Accountant for the Commission.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Unitrin Direct, page 44
Comment:

1.
Please revise your proposed disclosure provided in response to previous comment one to specifically indicate that you do not include investment income in your premium deficiency evaluations as required by ASC 944-60-50-1.

Company response:
The Company will revise the disclosure it proposed in its December 19, 2011 response to the first comment to state that investment income is not included in the Company’s evaluation of premium deficiencies. The proposed disclosure, as revised and shown in the underlined sentence, is as follows:
A premium deficiency reserve is established if the sum of expected claim costs, claim adjustment expenses, unamortized deferred policy acquisition costs and maintenance costs exceeds the related unearned premiums. For each business segment, the analysis is performed at a product line level, namely automobile insurance, homeowners insurance and other insurance, which is consistent with the manner in which the Company acquires, services and measures profitability. Anticipated investment income is excluded from such analysis.

Comment:

2.
In your response to previous comment one you indicate that a significant portion of Unitrin Direct’s expense ratio relates to items that are expensed as incurred due, in part, to the direct marketing channel in which it operates and that its unamortized deferred policy acquisition costs are significantly lower than other property and casualty insurers that use commissioned agents to distribute their products. You also indicate that unamortized deferred policy acquisition costs for Unitrin Direct automobile polices were 4.0% of associated unearned premium revenues at September 30, 2011. Please explain these statements in the context of the information provided in Schedule III for Unitrin Direct. In this regard, at December 31, 2010 it appears that unamortized deferred policy acquisition costs for the entire Unitrin Direct segment of $39.9 million were 50.6% of unearned premiums of $78.9 million when the same ratios for the Kemper and Unitrin Specialty segments appear to be only 17.5% and 14.1%, respectively. Clarify for us why no premium deficiency exists at the Unitrin Direct segment. In your response address how historical loss and LAE ratios of 75%-85% (excluding catastrophes) plus unamortized deferred policy acquisition costs of 50.6% at December 31, 2010 is not indicative of a premium deficiency. Please also tell us the nature of the expenses and the amounts of your deferred policy acquisition costs that comprise the $39.9 million balance at December 31, 2010.

Company response:
As discussed with Mr. Brunhofer and as disclosed in Note 2 of the Company’s 2010 Annual Report on Form 10-K, in addition to costs deferred for new and renewal policies issued, total Deferred Policy Acquisition Costs as reported in the Company’s consolidated balance sheets includes the present value of the future profits embedded in life insurance in force acquired in a business combination (“Life VIF”) and the present value of future profits embedded in property and casualty insurance customer relationships acquired in a business combination (“P&C Customer Relationships”).
Specifically, the Deferred Policy Acquisition Costs referenced from Schedule III for Unitrin Direct are comprised of the following:

December 31, 2010
(Dollars in millions)
Costs deferred directly associated with new and renewal policies issued	$2.9
P&C Customer Relationships acquired from the Merastar Acquisition	9.2
P&C Customer Relationships acquired from the Direct Response Acquisition	27.8
Total Deferred Policy Acquisitions Costs - Unitrin Direct Segment	$39.9
The Company is required to analyze these balances separately under GAAP. Costs deferred directly associated with new business are evaluated under the premium deficiency rules of ASC Topic 944, whereas the P&C Customer relationships are evaluated under the long-lived asset recoverability rules of ASC Topic 360. In preparation for the adoption of ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts and to provide greater transparency to investors of the impact of adoption, the Company intends to reclassify the Life VIF and P&C Customer Relationships assets from Deferred Policy Acquisition Costs into Other Assets in its 2011 Annual Report on Form 10-K.
With respect to new and renewal policies issued, Unitrin Direct defers primarily broker and web portal commissions and premium taxes. As noted in the preceding table, the unamortized balance of these costs was $2.9 million at December 31, 2010, or 3.9% of Unitrin Direct’s unearned automobile insurance premiums of $73.6 million. This percentage is consistent with the September 30, 2011 ratio of 4.0% that the Company disclosed in its December 19, 2012 response.

The P&C Customer Relationships acquired from the Merastar Acquisition relate to the unamortized balance of the present value of future profits from the 2007 Acquisition of Merastar insurance company. The P&C Customer Relationships acquired from the Direct Response Acquisition relate to the unamortized balance of the present value of future profits from the 2009 acquisition of Direct Response.
The P&C Customer Relationship balances from each acquisition are separately evaluated on a regular basis for recoverability using undiscounted projections of future cash flows in accordance with ASC 360-10-35-17. If the carrying value of the asset evaluated exceeds such undiscounted projections of future cash flows, the asset is written down to its estimated fair value.
In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 661-4600 if you have any additional questions or need further clarification.

Sincerely,

/s/ Richard Roeske
Richard Roeske
Vice President and Chief Accounting Officer